Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06017630

September 25, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon/mf

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

10/25

Man Group plc
19 September 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 September 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.70.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.17%
Last 12 months	+11.5%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

22 September 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 September 2006 it purchased for cancellation 1,200,000 of its ordinary shares at a price of 431.78 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 16,800,000 ordinary shares at a total cost of £66.4 million, giving an average repurchase cost of 395.25 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

25 September 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 22 September 2006 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 426.12 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 18,800,000 ordinary shares at a total cost of £74.9 million, giving an average repurchase cost of 398.62 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS *IN* SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426360	14,396
BANK OF NEW YORK		124,944
BARCLAYS CAPITAL NOMINEES LIMITED		554,000
BARCLAYS CAPITAL NOMINEES LIMITED		505,512
BARCLAYS CAPITAL NOMINEES LIMITED		8,836,978
Barclays Global Investors Canada		129,935
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		600
Barclays Trust Co E99 C 000000000000000000		1,968
Barclays Trust Co R69 C 000000000000000000		8,730
BNP PARIBAS		147,174
CHASE NOMINEES LTD	16376	915,025
CHASE NOMINEES LTD	20947	22,082,149
CHASE NOMINEES LTD	21359	833,526
CHASE NOMINEES LTD	28270	359,836
CHASE NOMINEES LTD	28270	623,918
CIBC MELLON GLOBAL SECURITIES		111,440
Clydesdale Nominees HGB0125	32349601	5,400
Clydesdale Nominees HGB0125	32449201	13,908
Clydesdale Nominees HGB0125	59396501	1,836
Clydesdale Nominees HGB0125	59419801	1,141
Clydesdale Nominees HGB0125	59553401	3,366
Clydesdale Nominees HGB0125	59571201	1,428
Clydesdale Nominees HGB0125	59710301	1,314
Clydesdale Nominees HGB0125	59732401	4,242
Clydesdale Nominees HGB0125	59737501	4,212
Clydesdale Nominees HGB0125	59738301	5,418
Clydesdale Nominees HGB0125	59744801	2,982
Clydesdale Nominees HGB0125	64544201	3,810

Clydesdale Nominees	HGB0125	65136101	1,470
Clydesdale Nominees	HGB0125	66860401	1,278
Clydesdale Nominees	HGB0125	67940101	19,542
Clydesdale Nominees	HGB0125	69108801	2,250
Clydesdale Nominees	HGB0125	69238601	3,882
Clydesdale Nominees	HGB0125	69340401	2,400
Clydesdale Nominees	HGB0125	69390001	2,940
Clydesdale Nominees	HGB0125	69720501	6,600
Clydesdale Nominees	HGB0125	69732901	14,766
Clydesdale Nominees	HGB0125	69738801	1,452
Clydesdale Nominees	HGB0125	69829501	2,244
Clydesdale Nominees	HGB0125	70295001	1,554
Clydesdale Nominees	HGB0125	70314001	1,422
Clydesdale Nominees	HGB0125	70331001	1,650
Clydesdale Nominees	HGB0125	70335301	2,940
Clydesdale Nominees	HGB0125	70339601	1,878
Clydesdale Nominees	HGB0125	70387601	1,380
Clydesdale Nominees	HGB0125	70388401	1,926
Clydesdale Nominees	HGB0125	70391401	1,152
Clydesdale Nominees	HGB0125	80750701	8,418
Clydesdale Nominees	HGB0125	80766301	1,866
Clydesdale Nominees	HGB0125	83011801	2,244
Clydesdale Nominees	HGB0125	86680501	1,722
Clydesdale Nominees	HGB0125	88608301	1,668
Clydesdale Nominees	HGB0125	120010601	10,800
Clydesdale Nominees	HGB0125	300000001	1,818
Clydesdale Nominees	HGB0125	310007101	3,810
Clydesdale Nominees	HGB0125	310042001	2,310
Clydesdale Nominees	HGB0125	310092601	5,076
Clydesdale Nominees	HGB0125	310128001	2,454
Clydesdale Nominees	HGB0125	310186801	1,698
Clydesdale Nominees	HGB0125	310205801	1,464
Clydesdale Nominees	HGB0125	310231701	1,464
Clydesdale Nominees	HGB0125	310246501	21,000
Clydesdale Nominees	HGB0125	310254601	2,988
Clydesdale Nominees	HGB0125	310255401	18,000
Clydesdale Nominees	HGB0125	310266001	1,338
Clydesdale Nominees	HGB0125	310311901	2,064
Clydesdale Nominees	HGB0125	310589801	1,080
Clydesdale Nominees	HGB0125	310590101	858
Clydesdale Nominees	HGB0125	310594401	1,716
Clydesdale Nominees	HGB0125	700009301	2,058
Clydesdale Nominees	HGB0125	700066201	1,866
Clydesdale Nominees	HGB0125	700083201	1,338
Clydesdale Nominees	HGB0125	700106501	1,656
Clydesdale Nominees	HGB0225	59579802	2,700
Clydesdale Nominees	HGB0225	67355102	1,200
Clydesdale Nominees	HGB0225	70160102	3,426
Clydesdale Nominees	HGB0225	70383302	7,584
Clydesdale Nominees	HGB0225	87093402	2,082
Clydesdale Nominees	HGB0225	310594402	435

Clydesdale Nominees HGB0325	70309403	1,506
Clydesdale Nominees HGB0325	87093403	1,176
Greig Middleton Nominees Limited (GM1)		53,820
Greig Middleton Nominees Ltd (GM3)	126066DA	3,000
Greig Middleton Nominees Ltd (GM3)	220805DN	219,264
INVESTORS BANK AND TRUST CO.		540,882
INVESTORS BANK AND TRUST CO.		60,008
INVESTORS BANK AND TRUST CO.		490,992
INVESTORS BANK AND TRUST CO.		50,436
INVESTORS BANK AND TRUST CO.		100,888
INVESTORS BANK AND TRUST CO.		5,088,960
INVESTORS BANK AND TRUST CO.		1,778,831
INVESTORS BANK AND TRUST CO.		104,994
INVESTORS BANK AND TRUST CO.		27,924
INVESTORS BANK AND TRUST CO.		13,116
INVESTORS BANK AND TRUST CO.		5,174,934
INVESTORS BANK AND TRUST CO.		2,235,511
INVESTORS BANK AND TRUST CO.		43,580
INVESTORS BANK AND TRUST CO.		540,652
INVESTORS BANK AND TRUST CO.		714,088
INVESTORS BANK AND TRUST CO.		302,310
INVESTORS BANK AND TRUST CO.		184,369
INVESTORS BANK AND TRUST CO.		164,100
INVESTORS BANK AND TRUST CO.		8,457,115
INVESTORS BANK AND TRUST CO.		63,586
INVESTORS BANK AND TRUST CO.		177,247
JP MORGAN (BGI CUSTODY)	16331	477,747
JP MORGAN (BGI CUSTODY)	16338	110,004
JP MORGAN (BGI CUSTODY)	16341	782,378
JP MORGAN (BGI CUSTODY)	16341	1,031,644
JP MORGAN (BGI CUSTODY)	16342	234,252
JP MORGAN (BGI CUSTODY)	16344	280,296
JP MORGAN (BGI CUSTODY)	16345	469,482
JP MORGAN (BGI CUSTODY)	16400	15,054,139
JP MORGAN (BGI CUSTODY)	17011	32,589
JP MORGAN (BGI CUSTODY)	18409	1,439,201
JPMorgan Chase Bank		302,471
JPMorgan Chase Bank		83,402
JPMorgan Chase Bank		57,869
JPMorgan Chase Bank		17,724
JPMorgan Chase Bank		107,085
JPMorgan Chase Bank		1,234,932
JPMorgan Chase Bank		238,632
JPMorgan Chase Bank		91,080
JPMorgan Chase Bank		961,440
JPMorgan Chase Bank		175,182
JPMorgan Chase Bank		14,766
JPMorgan Chase Bank		190,104
JPMorgan Chase Bank		11,412
JPMorgan Chase Bank		60,805
JPMorgan Chase Bank		16,458

JPMorgan Chase Bank	58,188
JPMorgan Chase Bank	50,526
JPMorgan Chase Bank	255,997
JPMORGAN CHASE BANK	58,086
JPMORGAN CHASE BANK	874,178
JPMORGAN CHASE BANK	152,817
Master Trust Bank	69,608
Master Trust Bank	635,982
Master Trust Bank	37,800
Mellon Trust - US CUSTODIAN /	69,654
Mellon Trust - US CUSTODIAN /	241,210
MELLON TRUST OF NEW ENGLAND	153,242
Mitsui Asset	29,568
NORTHERN TRUST BANK - BGI SEPA	361,885
NORTHERN TRUST BANK - BGI SEPA	64,364
NORTHERN TRUST BANK - BGI SEPA	273,152
R C Greig Nominees Limited	1,314,140
R C Greig Nominees Limited a/c AK1	93,190
R C Greig Nominees Limited a/c BL1	22,940
R C Greig Nominees Limited a/c CM1	15,680
R C Greig Nominees Limited GP1	109,687
R C Greig Nominees Limited SA1	83,220
Reflex Nominees Limited	24,828
STATE STREET BANK & TRUST - WI	284,059
STATE STREET BOSTON	258,245
STATE STREET BOSTON	911,562
STATE STREET TRUST OF CANADA -	245,436
The Northern Trust Company - U	177,955
Trust & Custody Services Bank	17,826
Trust & Custody Services Bank	1,092
Trust & Custody Services Bank	1,366,265
ZEBAN NOMINEES LIMITED	1,405,605
Total	**95,278,485**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

20 September 2006

12. Total holding following this notification

95,278,485

13. Total percentage holding of issued class following this notification

4.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

22 September 2006